Filed by: Westar Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Date: July 13, 2017

Publication in Westar Energy, Inc. Employee Newsletter

Headline: Westar / Great Plains Merger Will Modernize the Kansas & Missouri Power Supply

Subhead: Equipment outlined in existing flexible plant retirement plan to be phased out by end of 2018

The agreement reached with Great Plains Energy for a merger of equals includes retiring plant assets at Tecumseh, Murray Gill and Gordon Evans by the end of 2018. KCP&L previously announced plant retirements of their Sibley and Montrose plants, as well as portions of their Lake Road facility. With all of these retirements, the merged company will move to a more modern, more efficient and greener generation portfolio. The timing of the Westar plant retirements is contingent on the merger completion.

“We’ve had a flexible plant retirement plan in place for several years and these units were on that plan. What we didn’t have was a specific date and now we do,” said John Bridson, senior vice president, generation and marketing. “Market conditions, changes in how our customers use our power, environmental regulations and the development of economic renewable energy have made these units less economically desirable. When these factors are considered with the age of these plants and the re-investment necessary to keep them running reliably and safely; the right decision for our customers is to retire these units.”

“The units, which were built in the 1950s and 1960s, have far exceeded their expected life spans, thanks to the hard work of employees and sound decisions by site managers,” Bridson said. “To put this in perspective, there are a few cars and antique tractors that are about 60 years old. But nobody is driving them to work every day or using them to get the crops in. These plants have served customers well for longer than anyone expected.”

Seven years ago, generation developed a flexible schedule to retire units to ensure we didn’t overinvest in units that had a short remaining life. In 2015, we retired several units on that plan and continued to monitor others. By the end of 2018, we will retire the final units at Tecumseh and Murray Gill and the steam units at Gordon Evans. About 85 people (roughly 35 in Tecumseh and 50 in Wichita) will be affected and will be offered positions at other company locations.

“We’ve committed to no layoffs as a result of this merger and we absolutely will honor that,” Bridson said. “We’ll work directly with those affected by plant retirements to ensure they have a job elsewhere in the company.”

These retirements will help the new company move toward a more modern power supply with a third of the customers’ power coming from renewable energy and half their power coming from emission-free resources.

FAQs

Q: What factors affect our decisions to retire older assets?

A: Several factors have converged causing us to move forward with the retirement of equipment that is approaching its end of life.

•	Market structure. The current Southwest Power Pool (SPP) market structure doesn’t allow us to recover the costs of maintaining excess capacity. The Great Plains merger means we’ll have even more generating capacity, so it makes even less sense to continue maintaining excess capacity.

•	Lower customer demand. Consumers continue to be more energy conscious and are using less electricity. Zero growth in demand means we must be more diligent in controlling our costs. In the past 10 years, the prices we charge our customers have doubled.

•	New technologies. New technologies contribute to the lower customer demand, as appliances, light bulbs and other daily use items become more energy efficient. Beyond that, though, renewable generation sources have continued to evolve and are now extremely cost effective ways to generate power. Half the energy we produce now generates no emissions and a full third comes from renewable sources.

Q: Exactly which units will be retired by the end of 2018?

A: Five units at three locations will be retired:

•	Murray Gill (G3), which was built in 1956. Capacity is 104 MW.

•	Murray Gill (G4), which was built in 1959. Capacity is 86 MW.

•	Gordon Evans (E1), which was built in 1961. Capacity is 154 MW.

•	Gordon Evans (E2), which was built in 1967. Capacity is 376 MW.

•	Tecumseh (T7), which was built in 1957. Capacity is about 61 MW.

Q: How will these plant retirements affect the local communities? Don’t they rely on the tax base our assets provide?

A: New capital investments, particularly those in new substations and transmission lines, will help offset the losses associated with these older, less valuable assets.

In Shawnee County, we pay more than $17 million in property taxes alone not including additional sales & use tax, franchise tax, mortgage registration tax. When the Tecumseh plant is retired, we’ll pay about $2.5 million less to the county. However, because of the other new investments in substations and transmission lines, that level is still higher than we were paying five years ago.

In Sedgwick County, we pay about $13.6 million in property taxes alone, not including additional sales & use tax, franchise tax, mortgage registration tax. With the Murray Gill and Gordon Evans retirements, we’ll pay about $1.6 million less to the county. That number is still higher than 2014 levels because of new capital investments.

The company’s commitment to improve reliability means those investments will continue in coming years. In 2017, we expect to make $28 million transmission investments in Shawnee County and $26.5 million in capital investments, including a new $20 million service center, in Sedgwick County.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy Holding, Inc. (Monarch Energy) will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains Energy and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains Energy and Westar Energy believe that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains Energy and Westar Energy are engaged. This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy will file with the SEC in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.